September 15, 2023

Lawrence Garcia

Chief Executive Officer

AmeriGuard Security Services, Inc.

5470 W Spruce Avenue Suite 102

Fresno CA 93722

Re:

AmeriGuard Security Services, Inc.

Form 10-K for Fiscal Year Ended December 31, 2022

Filed March 30, 2023

Amendment No. 1 to Form 10-K for Fiscal Year ended December 31, 2022

Filed May 24, 2023

File No. 333-173039

Response Dated May 22, 2023

Dear Lawrence Garcia:

We have reviewed your May 22, 2023 response to our comment letter and have the following comment. Our comment asks you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apples to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 4, 2023 letter.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2022

General

1.	Please revise the financial statements and related disclosures included in your Annual Report on Form 10-K and Quarterly Report on Form 10-Q to address our comments on the financial statements and related disclosures included in Amendment No. 1 to your registration statement on Form S-1, as filed on May 19, 2023 (File No. 333-271200). If you do not believe any changes are required, please explain why. Prior to filing your amended Form 10-K and 10-Q, as applicable, please provide us with your proposed revisions to these filings.

Have made the updates to our financial statements as well as related disclosures (pages 2&7/Note 9) in relation to the comments on Form S-1.

Lawrence Garcia

AmeriGuard Security Services, Inc.

September 15, 2023

You may contact Patrick Kuhn at (202) 551-3308 or Linda Cvrkel at (202) 551-3813 if you have any questions.

Sincerely,

Division of Corporation Finance Office of Trade & Services